Broadscale Acquisition Corp.

1845 Walnut Street, Suite 1111

Philadelphia, PA 19103

August 12, 2022

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Myra Moosariparambil

Craig Arakawa

Anuja A. Majmudar

Kevin Dougherty

RE:	Broadscale Acquisition Corp.

Request for Withdrawal of Registration Statement on Form S-4

(File No. 333-262287)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Broadscale Acquisition Corp. (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-4 (File No. 333-262287), together with all exhibits and amendments thereto (the “Registration Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on January 21, 2022, as amended on March 18, 2022, July 1, 2022 and July 13, 2022, be withdrawn, effective as of the date hereof. The Company is withdrawing the Registration Statement because it no longer plans to consummate the business combination described in the Registration Statement, as stated in the Company’s current report on Form 8-K, filed on August 12, 2022. The Registration Statement has not been declared effective by the Commission, and no securities have been sold thereunder. Therefore, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

The Company requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Please contact C. Michael Chitwood of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2535 with any questions regarding this correspondence.

Very truly yours,

BROADSCALE ACQUISITION CORP.

By:	/s/ Andrew L. Shapiro
Name:	Andrew L. Shapiro
Title:	Chairman of the Board of Directors and Chief Executive Officer

cc:	Jeffrey F. Brotman
Broadscale Acquisition Corp.

cc:	C. Michael Chitwood
Skadden, Arps, Slate, Meagher & Flom LLP